

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2023

Alex Yamashita
Chief Executive Officer
Blue Safari Group Acquisition Corp
The Sun's Group Center, 29th Floor
200 Gloucester Road
Wan Chai, Hong Kong

       Re: Blue Safari Group Acquisition Corp
           Amendment No. 2 to Proxy Statement on Schedule 14A
           Filed March 23, 2023
           File No. 001-40473

Dear Alex Yamashita:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                      Division of Corporation Finance
                                      Office of Technology

cc: Howard Zhang